FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 23 October 2003 –11 November 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

First Quarter Results to 30 September 2003

1.1	Condensed Financial Statements
1.2	Management Commentary
1.3	Media Release - Telecom First Quarter Earnings up 11%
1.4	Appendix 1 plus Annexure One
1.5	Appendix 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	11 November 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the three months ended 30 September 2003

		Three months ended 30 September		Year ended 30 June 2003 NZ$

(Dollars in millions, except per share amounts)	notes	2003 NZ$	2002 NZ$

Operating revenues
Local service		283	275	1,110
Calling	2	368	411	1,542
Interconnection		48	36	154
Cellular and other mobile services		202	196	796
Data, Internet and solutions	2	242	222	924
Other operating revenues	2	178	166	665

		1,321	1,306	5,191

Operating expenses
Labour		145	146	548
Cost of sales		380	389	1,442
Other operating expenses		242	230	885

		767	765	2,875

Earnings before interest, taxation, depreciation and amortisation		554	541	2,316
Depreciation and amortisation	3	209	201	820

Earnings before interest and taxation		345	340	1,496
Interest income		3	3	14
Interest expense		(94)	(106)	(407)

Earnings before income tax		254	237	1,103
Income tax expense		(92)	(91)	(391)

Earnings after income tax		162	146	712
Minority interests in profit of subsidiaries		—	—	(3)

Net earnings attributable to shareholders		162	146	709

Net earnings per share		$0.085	$0.078	$0.376

Weighted average number of ordinary shares outstanding (in millions)		1,914	1,875	1,887

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the three months ended 30 September 2003

		Three months ended 30 September		Year ended 30 June 2003 NZ$

(Dollars in millions)	note	2003 NZ$	2002 NZ$

Equity at the beginning of the period		1,767	1,328	1,328

Total recognised revenues and expenses
Net earnings attributable to shareholders		162	146	709
Minority interests in profits of subsidiaries		—	—	3
Movement in foreign currency translation reserve		(27)	23	(40)

		135	169	672
Contributions from owners
Capital contributed		52	26	146
Movement in deferred compensation		—	—	1

		52	26	147
Distribution to owners
Dividends:
Parent	4	(108)	(108)	(428)
Minority interest		(2)	—	(2)
Tax credit on supplementary dividends		13	13	52
Buy-out of minority interest		—	—	(2)

		(97)	(95)	(380)

Equity at the end of the period		1,857	1,428	1,767

Represented by:
Contributed capital		1,760	1,588	1,708
Foreign currency translation reserve		(270)	(180)	(243)
Minority interests		—	3	2
Retained earnings		366	17	299
Deferred compensation		1	—	1

Equity at the end of the period		1,857	1,428	1,767

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 September 2003

	30 September		30 June 2003 NZ$

(Dollars in millions)	2003 NZ$	2002 NZ$

ASSETS
Current assets:
Cash	95	144	120
Short-term investments	162	81	64
Receivables and prepayments	892	1,038	929
Inventories	51	33	42

Total current assets	1,200	1,296	1,155

Long-term investments	951	1,010	947
Intangibles	1,000	1,084	1,018
Fixed assets	4,528	4,726	4,635

Total non-current assets	6,479	6,820	6,600

Total assets	7,679	8,116	7,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,026	1,195	983
Provisions – current	—	4	—
Debt due within one year	472	960	546

Total current liabilities	1,498	2,159	1,529

Deferred taxation	120	80	127
Long-term debt	4,204	4,449	4,332

Total non-current liabilities	4,324	4,529	4,459

Total liabilities	5,822	6,688	5,988

Equity:
Shareholders’ funds	1,857	1,425	1,765
Minority interests	—	3	2

Total equity	1,857	1,428	1,767

Total liabilities and equity	7,679	8,116	7,755

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the three months ended 30 September 2003

		Three months ended 30 September		Year ended 30 June 2003 NZ$

(Dollars in millions)	note	2003 NZ$	2002 NZ$

Cash flows from operating activities

Cash was provided from/(applied to):
Cash received from customers		1,352	1,329	5,251
Interest income		2	2	11
Dividend income		2	—	3
Payments to suppliers and employees		(811)	(799)	(2,973)
Payments from provisions		—	(1)	(5)
Income tax (paid)/refunded		(1)	1	(307)
Interest paid on debt		(64)	(74)	(414)

Net cash flows from operating activities	5	480	458	1,566

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		2	8	31
(Purchase)/sale of short-term investments, net		(98)	152	162
Purchase of long-term investments		(3)	(172)	(175)
Sale of long-term investments		—	46	54
Purchase of fixed assets		(140)	(135)	(607)
Capitalised interest paid		(2)	(1)	(5)

Net cash flows applied to investing activities		(241)	(102)	(540)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	1	348
Repayment of long-term debt		(210)	(240)	(593)
Proceeds/(repayment) from short-term debt, net		8	25	(457)
Capital contributed		2	—	—
Dividends paid		(64)	(80)	(286)

Net cash flows (applied to)/from financing activities		(264)	(294)	(988)

Net cash flow		(25)	62	38
Opening cash position (including bank overdrafts)		120	82	82

Closing cash position (including bank overdrafts)		95	144	120

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2003.

The financial statements for the three months ended 30 September 2003 are unaudited. The financial information for the year ended 30 June 2003 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the three months ended 30 September 2003. The accounting policies used in the preparation of the financial statements for the three months ended 30 September 2003 are consistent with those used in the preparation of the published financial statements for the three months ended 30 September 2002 and the year ended 30 June 2003.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

NOTE 2 REVENUE

	Three months ended 30 September		Year ended 30 June 2003 NZ$

(Dollars in millions)	2003 NZ$	2002 NZ$

Calling
National	266	283	1,090
International	93	117	401
Other	9	11	51

	368	411	1,542

Data, Internet and solutions
Data	174	163	670
Internet	56	55	220
Solutions	12	4	34

	242	222	924

Other operating revenues
Resale	74	76	278
Directories	55	53	207
Equipment	19	19	73
Miscellaneous other	28	18	104
Dividends from other investments	2	—	3

	178	166	665

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 DEPRECIATION AND AMORTISATION

	Three months ended 30 September		Year ended 30 June 2003 NZ$

(Dollars in millions)	2003 NZ$	2002 NZ$

Depreciation	192	184	754
Amortisation	17	17	66

	209	201	820

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2003, 9,194,972 shares with a total value of $45 million were issued in lieu of a cash dividend (three months ended 30 September 2002: 4,817,943 shares with a total value of $24 million).

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June 2003 NZ$

(Dollars in millions)	2003 NZ$	2002 NZ$

Net earnings attributable to shareholders	162	146	709
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	209	201	820
Bad and doubtful accounts	14	12	56
Deferred income tax	(6)	9	56
Minority interests in losses of subsidiaries	—	—	3
Other	—	—	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease in accounts receivable and related items	18	46	133
(Increase)/decrease in inventories	(9)	3	(6)
Increase in current taxation	97	81	29
Decrease in provisions	—	(1)	(5)
Decrease in accounts payable and related items	(5)	(39)	(229)

Net cash flows from operating activities	480	458	1,566

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2003, minimum rental commitments for all non-cancellable operating leases were $224 million (30 September 2002: $233 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 September 2003, there were no outstanding lease commitments (30 September 2002: $1million).

Capital Commitments

At 30 September 2003, capital expenditure amounting to $71 million (30 September 2002: $88 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$39 million, of which US$28 million is due in the year ended 30 June 2004 and US$11 million in the year ended 30 June 2005 (Total commitments at 30 September 2002: US$83 million).

NOTE 7 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom has been entitled to receive from other industry participants a contribution towards the TSO costs since 20 December 2001.

At 30 September 2002, the amount that Telecom would receive as a contribution to its TSO costs was uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. Accordingly, no receivable was recognised in the Statement of Financial Position at 30 September 2002.

A draft determination has since been provided by the Commerce Commission. Accordingly, at 30 September 2003 Telecom has recognised a receivable of $26 million based on the draft determination. This covers the period since 20 December 2001.

Contingent Liabilities

Lawsuits and Other Claims

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 CONTINGENCIES (continued)

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$1 million as at 30 September 2003 (30 September 2002: A$1 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 3 November 2003, the Board of Directors approved the payment of a first quarter dividend of $95 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Sale of Sky shares

On 24 October 2003, Telecom sold its 12% shareholding in Sky Network Television Limited to INL Limited, for total consideration of $221 million, resulting in a gain on sale of $28 million.

NOTE 9 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal expenses $	EBITDA* $	Earnings / (deficit) before interest and tax $	Net earnings/ (loss) attributable to shareholders $	Net earnings / (loss) per share $

Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085

	1,321	—	554	345	162	0.085

Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104
30 June 2003	1,294	—	618	408	211	0.111

Year ended 30 June 2003	5,191	—	2,316	1,496	709	0.376

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings/(loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings/(loss) per share for the year.

8

MANAGEMENT COMMENTARY

5 November 2003

Results for the quarter ended 30 September 2003

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $162 million for the quarter ended 30 September 2003 (“Q1 2003-04”) compared to $146 million for the quarter ended 30 September 2002 (“Q1 2002-03”), an increase of $16 million (11.0%).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Operating revenues	1,321	1,306	1.1
Operating expenses	(767)	(765)	0.3

EBITDA*	554	541	2.4
Depreciation and amortisation	(209)	(201)	4.0

Earnings before interest and tax	345	340	1.5
Net interest expense	(91)	(103)	(11.7)

Earnings before tax	254	237	7.2
Tax expense	(92)	(91)	1.1

Net earnings	162	146	11.0

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Earnings growth reflected improved operating earnings and lower net interest expense. The decrease in net interest is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

The Group recorded modest growth in total operating revenues, as revenue growth in New Zealand operations was partly offset by reduced revenue from Australian operations. Operating expenses remained stable.

Reported net earnings for Q1 2003-04 represented earnings per share (“EPS”) of 8.5 cents, compared to 7.8 cents per share for Q1 2002-03.

A further breakdown of group results is provided in the table below.

Telecom Group Result	3 months ended 30 September
	2003 $m	2002 $m	Change %

Operating Revenues
Local Service	283	275	2.9
Calling	368	411	(10.5)
Interconnection	48	36	33.3
Cellular and other mobile	202	196	3.1
Data, Internet and solutions	242	222	9.0
Other operating revenue	178	166	7.2

	1,321	1,306	1.1

Operating expenses
Labour	145	146	(0.7)
Cost of sales	380	389	(2.3)
Other operating expenses	242	230	5.2

	767	765	0.3

EBITDA*	554	541	2.4

Depreciation and amortisation	209	201	4.0

Earnings before interest and taxation	345	340	1.5

Net interest expense	91	103	(11.7)
Income tax expense	92	91	1.1

Net earnings	162	146	11.0

*	Earnings before Interest, Taxation, Depreciation and Amortisation

Total operating revenue of $1,321 million is $15 million (1.1%) higher than in the prior period due to growth across most revenue categories partly offset by a decline in calling revenue. Operating expenses increased by 0.3% resulting in growth in EBITDA of $13 million (2.4%) for Q1 2003-04.

Depreciation and amortisation costs increased 4.0% principally due to accelerated depreciation on international cables. Net interest expense decreased by $12 million due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by $765 million between 30 September 2002 and 30 September 2003 with $275 million of this decrease occurring in Q1 2003-04.

The combined effect of the increase in EBITDA, increase in depreciation and amortisation, and reduction in net interest was a $16 million (11.0%) increase in net earnings.

OVERVIEW OF SEGMENTAL RESULTS

In the current financial year, Telecom has changed the way in which it reports its financial results to reflect changes in the way the New Zealand operations are managed. Whereas previously there was a focus on business segments, NZ Operations are now run as an integrated business.

As a result of the focus on integration, the extent of internal transactions has been considerably reduced. Accordingly, revenues and expenses are now reported on an external basis, with internal revenues and expenses aggregated on to separate lines. Australian operations remain focused on separate business and consumer operations and reporting remains on this basis. Results are therefore now reported for the operating segments, NZ Operations, Australian Consumer and Australian Business (the latter two segments together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations for Q1 2003-04 were $345 million, compared to $340 million for Q1 2002-03, an increase of 1.5%. The table that follows details revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

NZ Operations
Operating revenues	965	936	3.1
Operating expenses*	(573)	(554)	3.4

Earnings from operations	392	382	2.6

Australian Operations
Operating revenues	374	391	(4.3)
Operating expenses*	(383)	(391)	(2.0)

Earnings from operations	(9)	—	NM

Corporate and Other
Operating revenues	2	—	NM
Operating expenses*	(40)	(42)	(4.8)

Earnings from operations	(38)	(42)	(9.5)

Eliminations #
Operating revenues	(20)	(21)	(4.8)
Operating expenses	20	21	(4.8)

Earnings from operations	—	—	—

Telecom Group
Operating revenues	1,321	1,306	1.1
Operating expenses*	(976)	(966)	1.0

Earnings from operations	345	340	1.5

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

  NM = Not a Meaningful Comparison

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Cash flows
Net cash flows from/(applied to):
Operating activities	480	458	4.8
Investing activities	(241)	(102)	136.3
Financing activities	(264)	(294)	(10.2)

Net cash flow	(25)	62	(140.3)

Net cash flows from operating activities were $480 million for Q1 2003-04, an increase of $22 million compared to the prior period. This resulted from increased cash receipts from customers (primarily due to favourable movements in trade receivables) and lower interest payments compared to the prior period. Lower interest payments reflect a decrease in net debt of $765 million from $5,184 million at 30 September 2002 to $4,419 million at 30 September 2003. Further discussion of group cash flows is provided on page 31.

DIVIDENDS

Telecom will pay a fully imputed first quarter dividend of 5.0 cents per ordinary share in December 2003. The dividend for the quarter ended 30 September 2002 was also 5.0 cents per ordinary share.

First Quarter Dividends
Ordinary Shares	5.0 cents
American Depositary Shares	*US 24.06 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	0.88 cents
Per American Depositary Share	*US 4.25 cents

“Ex” dividend dates
New Zealand Stock Exchange	1 December 2003
Australian Stock Exchange	24 November 2003
New York Stock Exchange	25 November 2003

Books closing dates
New Zealand, Australian Stock Exchanges	28 November 2003
New York Stock Exchange	27 November 2003

Payment dates
New Zealand, Australia	12 December 2003
New York	19 December 2003

*	Based on an exchange rate at 30 September 2003 of NZ$1.00 to US$0.6016

Dividend Policy

Telecom’s current dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that may arise in the future. Given the strength of recent cash flows and debt repayment, Telecom’s future dividend policy has become the subject of discussion and comment by industry analysts and the media.

Given the inherent uncertainty of operating in the current climate, the Board of Telecom is adopting a conservative stance on this matter. The current position of the Board on the matter of dividend policy is as follows:

1.	Telecom’s current policy is to target the maintenance of a long-term “A” credit rating;
2.	Based on current expectations, Telecom anticipates meeting its leverage and interest coverage targets during the course of the 2003/04 fiscal year;
3.	It is the Board’s intention to increase dividends over time, most likely through a change in policy concerning the dividend pay-out ratio; and
4.	The timing and quantum of any increase in dividend pay-out ratio will be subject to the macroeconomic and industry outlook, capital and operating plans at the time, and demonstration that the targeted credit ratios can be comfortably maintained on a long-term basis.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Operating revenues
Local Service	270	262	3.1
Calling	248	277	(10.5)
Interconnection	32	26	23.1
Cellular and other mobile	147	139	5.8
Data, internet and solutions	169	145	16.6
Directories	55	53	3.8
Other operating revenue	29	22	31.8
Internal revenue	15	12	25.0

	965	936	3.1

Operations and support expenses
Labour	90	89	1.1
Cost of sales	159	147	8.2
Other operating expenses	165	164	0.6
Internal expenses	5	8	(37.5)

	419	408	2.7

EBITDA	546	528	3.4
Depreciation and amortisation	154	146	5.5

Earnings from operations	392	382	2.6

Earnings from operations increased by $10 million (2.6%) compared to the prior period. Operating revenues increased by $29 million (3.1%) driven by growth across most revenue categories partly offset by lower calling revenue (the result of decreased international revenue coupled with the impact of substitution and other factors reducing national calling revenue). Growth in data, internet and solutions revenue resulted from the continued uptake of Jetstream, growth in internet customer numbers and take-up of value added services. Increased text messaging volumes resulted in gains in both interconnection and cellular revenue, while cellular revenue growth also resulted from higher handset sales revenue. Higher other operating revenue reflects Telecommunications Service Obligation accruals and miscellaneous other revenue.

Operations and support expenses increased by $11 million (2.7%) as a result of higher cost of sales. This was principally due to growth in mobile cost of sales driven by higher text volumes and growth in the volume of handset sales, partly offset by lower international outpayment. Depreciation expense increased by $8 million (5.5%) principally due to accelerated depreciation on international cables. The amortisation expense remained stable compared to the prior period.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

	Quarter ended 30 September
	2003	2002	Change %

Business & residential access
Revenue ($m)	225	216	4.2
Access lines
Residential (000s)	1,421	1,406	1.1
Business (000s)	303	304	(0.3)
Centrex lines (000s)	77	78	(1.3)

Non-chargeable local calls
Call minutes (m)	7,126	6,431	10.8

Local calls*
Revenue ($m)	27	29	(6.9)
Call minutes (m)	801	807	(0.7)

Smartphone, messaging and call track
Revenue ($m)	18	17	5.9

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Total local service revenue of $270 million increased by $8 million (3.1%) compared to the prior period. The increase is due to business and residential access revenue which increased 4.2% principally as a result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2003.

Calling Revenue

Calling revenue is broken down as follows:

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Calling revenue
National	166	173	(4.0)
International	71	93	(23.7)
Other	11	11	—

	248	277	(10.5)

NZ OPERATIONS

National Calling Revenue

Total national calling revenue of $166 million decreased by $7 million (4.0%). Revenue from national calls decreased by 4.5% reflecting lower call minutes. The decrease in call minutes is partly due to e-mail, internet and mobile substitution from traditional voice calling, as well as the impact of competition on market share.

Revenue from calls to cellular networks remained stable with increased call minutes offset by a lower average price. National 0800 revenue decreased in line with lower call minutes and average prices. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

	Quarter ended 30 September
	2003	2002	Change %

National calls
Revenue ($m)	64	67	(4.5)
Call minutes (m)	522	547	(4.6)
Average price (cents)	12.3	12.2	0.1

Calls to cellular networks
Revenue ($m)	73	73	—
Call minutes (m)	167	162	3.1
Average price (cents)	43.7	45.1	(3.0)

National 0800
Revenue ($m)	26	30	(13.3)
Call minutes (m)	172	190	(9.5)
Average price (cents)	15.1	15.8	(4.3)

Operator services
Revenue ($m)	3	3	—

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originate on other carriers’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

NZ OPERATIONS

The breakdown of international calling revenue is shown in the table below.

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

International calling revenue
International outward	40	44	(9.1)
International inward	20	32	(37.5)
International transits	11	17	(35.3)

	71	93	(23.7)

International calling revenue has decreased by $22 million (23.7%) compared to Q1 2002-03. An analysis of volumes, price and margin is shown below.

	Quarter ended 30 September
	2003	2002	Change %

Outwards calls
Revenue ($m)	40	44	(9.1)
Call minutes (m)	138	143	(3.5)
Average price (cents)	29.0	30.8	(5.8)

Inwards calls
Revenue ($m)	20	32	(37.5)
Call minutes (m)	255	217	17.5
Average price (cents)	7.8	14.7	(46.8)

Transit call margin
Revenue ($m)	11	17	(35.3)
Call minutes (m)	386	365	5.8
Average price (cents)	2.8	4.7	(38.8)

	$m	$m	%

International calling margin
Outwards revenue	40	44	(9.1)
Inwards revenue	20	32	(37.5)
Outpayment and interconnect	(33)	(44)	(25.0)

International margin before transits	27	32	(15.6)
Transit margin	11	17	(35.3)

Total International calling margin	38	49	(22.4)

Outwards calling revenue decreased by 9.1% due to lower outwards calling volumes and lower average price reflecting competitive pressure. Inwards calling revenue decreased by 37.5% primarily driven by lower average price, partially offset by an increase in inwards calling minutes. The decrease in average price of 46.8% was due to re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment costs.

NZ OPERATIONS

The International calling results were also impacted by a strengthening New Zealand dollar. A significant portion of inwards calling and transit revenues and outpayment and interconnect expenses are denominated in US dollars. The average NZD:USD exchange rate for Q1 2003-04 was approximately 23.8% higher than the average rate for Q1 2002-03. This has led to lower revenues and expenses in the current year compared to the previous year.

The net margin from transit traffic decreased by 35.3% due to lower price per minute for transit traffic, more than offsetting growth in transit minutes. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate.

Total international calling margin decreased 22.4% compared to the corresponding period in the prior year.

Interconnection Revenue

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Interconnection
PSTN interconnection	17	17	—
Cellular interconnection	15	9	66.7

Total	32	26	23.1

Interconnection revenue increased by 23.1% compared to Q1 2002-03. The increase is due to mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Cellular and Other Mobile” section below.

Cellular and Other Mobile

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Cellular and other mobile revenue
Cellular revenue	120	120	—
Mobile data	10	6	66.7
Other mobile	17	13	30.8

Total cellular and other mobile	147	139	5.8

Total cellular and other mobile revenue increased by 5.8% due to growth in mobile data and other mobile revenue. Cellular and other mobile revenue excludes any revenue from terminating calls on mobile phones, which is included in interconnection revenue. Mobile data revenue grew by 66.7% principally driven by growth in text messaging volumes. Other mobile revenue increased 30.8% as a result of higher handset sales revenue, partly reflecting lower subsidies.

NZ OPERATIONS

	Quarter ended 30 September
	2003	2002	Change %

Cellular revenue
Cellular revenue ($m)	120	120	—
Mobile data ($m)	10	6	66.7
Call minutes (millions)	275	276	(0.4)

Average Revenue Per User (ARPU)
ARPU - $ per month
Postpaid	74.7	73.6	1.5
Prepaid	6.5	5.9	10.2
Total	34.6	32.8	5.5

Voice	32.0	31.4	1.9
Data	2.7	1.4	92.9
Total ARPU including interconnection	49.2	45.6	7.9

	30 September 2003			30 September 2002
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total

Connections at period end (000s)
CDMA
CDMA One	152	88	240	144	36	180
IXRTT	143	24	167	11	—	11

Total CDMA connections	295	112	407	155	36	191

TDMA
Analogue	45	385	430	77	477	554
Digital	180	249	429	277	223	500

Total TDMA connections	225	634	859	354	700	1,054

Internal connections	4	—	4	4	—	4

Total Connections	524	746	1,270	513	736	1,249

Cellular revenue remained stable compared to Q1 2002-03, reflecting stable call minutes.

Total ARPU (excluding interconnection) increased 5.5%, reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. Prepaid ARPUs also increased due to the acquisition of The Warehouse’s mobile base, resulting in Telecom now recording the full retail revenue from these customers, whereas previously lower wholesale revenues were recognised.

An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability. Total ARPU including interconnection increased by 7.9% compared to the prior period (interconnection includes a notional revenue for PSTN to cellular termination based on market rates).

NZ OPERATIONS

At 30 September 2003, Telecom had approximately 1,270,000 cellular connections in New Zealand, up 1.7% from 1,249,000 at 30 September 2002, with growth in both the postpaid and prepaid base. Total connections increased by 20,000 in the quarter ended 30 September 2003, up from 1,250,000 at 30 June 2003. Of the September 2003 total, 41.3% were postpaid customers, while 58.7% were prepaid customers. The third party prepaid mobile connections reported in prior years reflected the mobile business of The Warehouse, which used Telecom’s TDMA network. This business was transferred to Telecom effective 1 July 2003. The prepaid connection base at 30 September 2002 has been restated to include third party prepaid connections and thus be comparable to the current year.

Telecom commercially launched its CDMA mobile network in July 2001. At 30 September 2003 there were approximately 407,000 customers connected to the CDMA network, representing 32.0% of the total customer base. Of the CDMA customer base, 72.5% are postpaid subscribers. Approximately 167,000 of Telecom’s CDMA connections are capable of using 1XRTT high speed data applications.

Data, Internet and Solutions Revenue

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Data	123	112	9.8
Internet	34	29	17.2
Solutions	12	4	200.0

	169	145	16.6

Data Revenue

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Data revenue
Digital Data Service	21	21	—
Lanlink	20	18	11.1
Frame relay	7	7	—
Other leased data	16	16	—
ADSL	19	12	58.3
IP Net/Netgate	3	4	(25.0)
ISDN	23	22	4.5
Other data	14	12	16.7

	123	112	9.8

Retail data	101	90	12.2
Wholesale data	22	22	—

	123	112	9.8

NZ OPERATIONS

Data revenue grew by 9.8% with growth mainly derived from ADSL, Lanlink and Other Data while Digital Data Service, frame relay and other leased data revenues remained stable compared to Q1 2002-03.

ADSL revenue increased by $7 million (58.3%) driven by the continued uptake of Telecom’s Jetstream service. At 30 September 2003 Telecom had approximately 81,000 Jetstream connections compared to 45,000 at 30 September 2002. Of the total Jetstream connections at 30 September 2003, approximately 62% were residential customers, with the remainder business customers.

Lanlink revenue growth of 11.1% is due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Other data increased by 13.3% reflecting growth in private office connectivity and increased management of customers private office networks.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $11 million (12.2%) due to revenue growth in Lanlink, Private Office, ADSL and ISDN products. Wholesale data revenue remained stable compared to Q1 2002-03.

Internet Revenue

	Quarter ended 30 September
	2003	2002	Change %

Internet revenue
Internet revenue ($m)	34	29	17.2
Active dial-up customers at period end (000s)	434	400	8.5
Total dial-up hours (m)	46.3	37.8	22.5
Average hours per active customer per month	35.7	31.8	12.2

Internet revenue increased by $5 million (17.2%) which principally reflects growth in active customer numbers and take-up of higher value products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integrating these services. Solutions revenue of $12 million for Q1 2003-04 increased by $8 million (200.0%) due to growth across the Solutions business and significant specialised customer installations in the quarter.

Directories Revenue

Directories revenue of $55 million increased by $2 million (3.8%) compared to the prior period despite one less directory being printed in Q1 2003-04 due to timing differences with publication. The additional directory in Q1 2002-03 contributed $2 million to that quarter’s revenue. The growth in revenue was driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Other operating revenue
Equipment sales	12	14	(14.3)
Other International	7	7	—
TSO accrual	4	—	NM
Other operating revenue	6	1	500.0

	29	22	31.8

NM: Not a Meaningful Comparison

Other operating revenue increased by $7 million (31.8%) compared to the prior period. The increase is primarily due to TSO revenue and an increase in other operating revenue from a range of sources.

Operating Expenses

Labour

	Quarter ended 30 September
	2003	2002	Change %

Labour ($m)	90	89	1.1

Personnel numbers
Total staff at 30 September	4,708	4,795	(1.8)

Labour expense increased by 1.1% million reflecting a small decrease in staff numbers offset by salary increases.

NZ OPERATIONS

Cost of sales

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Cost of sales
Mobile acquisitions, upgrades and dealer commissions	38	26	46.2
Land to mobile, mobile to 0800 interconnection	31	30	3.3
Cellular interconnection	18	13	38.5
International interconnection	5	3	66.7
International cost of sales	38	49	(22.4)
Data, equipment and other	29	26	11.5

	159	147	8.2

Cost of sales increased by $12 million (8.2%) due to increased cost of sales in the Mobile and Wired segments partly offset by lower cost of sales in International.

Mobile acquisitions, upgrades and commissions increased by $12 million (46.2%) driven by growth in the volume of handset sales partially offset by lower handset prices. Cellular interconnection costs also increased as a result of increased text message volumes. International cost of sales decreased by $11 million (22.4%) due to renegotiated agreements for the reciprocal transfer of minutes with other carriers – refer to the “International Calling Revenue” section above.

Other operating expenses

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Other operating expenses
Direct costs
Direct contractor costs	36	35	2.9
International cable maintenance and restoration	4	6	(33.3)
Support contracts and other direct costs	22	18	22.2

Total direct costs	62	59	5.1
Computer costs	34	36	(5.6)
Advertising, promotions and communications	21	21	—
Accommodation costs	16	16	—
Other	32	32	—

	165	164	0.6

Other operating expenses remained relatively stable as increased direct costs were offset by lower computer costs. Direct contractor costs predominantly include the contractor costs associated with the maintenance and provisioning of the network and are relatively stable year on year. Internal cable maintenance and restoration costs have reduced largely due to the rationalisation of cables plus, to a lesser degree, favourable exchange rates. Support contracts comprise payments to third party vendors to support certain elements of our networks. These have risen due to the outsourcing contracts with Lucent and Alcatel, with costs shifting largely from net personnel costs.

NZ OPERATIONS

Depreciation and amortisation

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Depreciation and amortisation
Depreciation
Wired	96	94	2.1
Wireless	38	38	—
International	18	12	50.0

	152	144	5.6

Amortisation	2	2	—

	154	146	5.5

Depreciation increased by $8 million (5.6%) primarily due to accelerated depreciation on international cables and depreciation commencing on recently acquired capacity. The accelerated depreciation results from the fact that closure of these cables is now expected to occur earlier than previously estimated. The amortisation expense is unchanged compared to the prior period.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Operating revenues
Local Service	13	13	—
Calling	120	134	(10.4)
Cellular and other mobile	55	57	(3.5)
Interconnection	16	10	60.0
Data and Internet	73	77	(5.2)
Resale	74	76	(2.6)
Other operating revenue	18	15	20.0
Internal revenue	5	9	(44.4)

	374	391	(4.3)

Operating expenses
Labour	45	48	(6.3)
Cost of sales	221	242	(8.7)
Other operating expenses	62	50	24.0
Internal expenses	15	13	15.4

	343	353	(2.8)

EBITDA	31	38	(18.4)
Depreciation and amortisation	40	38	5.3

(Loss)/earnings from operations	(9)	—	NM

(Loss)/earnings from operations by segment
Australian Consumer	(7)	6	(216.7)
Australian Business	(2)	(6)	(66.7)

	(9)	—	NM

NM = Not a Meaningful Comparison

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average NZD:AUD exchange rate for Q1 2003-04 was 3.0% higher than the average rate for the prior period. This reduced the reported revenues by approximately $13 million compared to the prior period, as well as having a similar impact on expenses.

Australian Operations in Australian dollars

	Quarter ended 30 September
	2003 A$m	2002 A$m	Change %

Operating revenues
Local Service	11	11	—
Calling	106	114	(7.0)
Cellular and other mobile	49	49	—
Interconnection	14	9	55.6
Data and Internet	65	66	(1.5)
Resale	66	65	1.5
Other operating revenue	16	13	23.1
Internal revenue	4	7	(42.9)

	331	334	(0.9)

Operating expenses
Labour	39	41	(4.9)
Cost of sales	196	207	(5.3)
Other operating expenses	54	43	25.6
Internal expenses	14	10	40.0

	303	301	0.7
EBITDA	28	33	(15.2)
Depreciation and amortisation	36	33	9.1

(Loss)/earnings from operations	(8)	—	NM

(Loss)/earnings from operations by segment
Australian Consumer	(6)	5	(220.0)
Australian Business	(2)	(5)	(60.0)

	(8)	—	NM

NM = Not a Meaningful Comparison

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

AAPT have recently reorganised their operations to, among other things, focus the Business and Consumer segments on sales and marketing activities. Operational activities, including contact centres, have transferred out of the Business and Consumer segments into enabling groups that support both segments. The cost of these operational activities are now included in “allocated costs”. Comparatives have been restated to align with the current organisational structure.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by AAPT Mobile.

Australian Consumer - Results of Operations

	Quarter ended 30 September
	2003 A$m	2002 A$m	Change %

Operating revenues
Calling	53	58	(8.6)
Cellular and other mobile	41	41	—
Internet	3	2	50.0
Resale	56	51	9.8
Other operating revenue	—	1	(100.0)
Internal revenue	6	7	(14.3)

	159	160	(0.6)

Operating expenses
Labour	3	3	—
Cost of sales	107	109	(1.8)
Other operating expenses	19	10	90.0
Allocated costs	24	20	20.0
Internal expenses	2	5	(60.0)

	155	147	5.4

EBITDA	4	13	(69.2)
Depreciation and amortisation	10	8	25.0

(Loss)/earnings from operations	(6)	5	(220.0)

Overview of Results

Operating revenues were stable as growth in internet and resale revenue was offset by lower calling revenue, notably national calling where volume growth was offset by price reductions.

EBITDA decreased $9 million (69.2%) compared to the prior period. The decrease in EBITDA was driven by additional operating expenses, specifically increased advertising costs and higher bad debt expense.

AAPT has continued its strategy of targeting customers who take bundled offerings, which has resulted in increasing average revenue per fixed-line customer. Increased marketing activity has also seen fixed line customer numbers increase between 30 June 2003 and 30 September 2003, although these are down from 30 September 2002. AAPT mobile has increasingly promoted its prepaid offering, with a resulting increase in prepaid connections.

AUSTRALIAN CONSUMER

Calling Revenue

	Quarter ended 30 September
	2003	2002	Change %

National calls
Revenue (A$m)	17	21	(19.0)
Call minutes (m)	178	170	4.7
Average price (A$ cents)	9.6	12.4	(22.7)

Calls to cellular networks
Revenue (A$m)	27	27	—
Call minutes (m)	66	65	1.5
Average price (A$ cents)	40.9	41.5	(1.5)

International calling revenue
Total International calling (A$m)	9	10	(10.0)
Call minutes (m)	40	43	(7.0)
Average price (A$ cents)	22.5	23.3	(3.2)

Total calling revenue (A$m)	53	58	(8.6)
Resale revenue (A$m)	56	51	9.8

Total calling and resale revenue (A$m)	109	109	—

Fixed line customer numbers (000s)	450	470	(4.3)
Average revenue per fixed line customer (A$ per month)	81	74	9.5

In total, calling and resale revenue have remained stable. Increased resale revenue compensated for decreased calling revenue following the reintroduction of full-service offers to the market. Competitive pressures and the offering of bundling discounts has lowered the price per minute of calling products, resulting in lower calling revenues in spite of growth in minutes.

While the customer base has reduced from 30 September 2002, the reduction was mainly in lower value customers, resulting in an increase in average revenue per fixed line customer. AAPT has targeted customers who are higher users of calling products and has also promoted bundled offerings. Nearly 10% of fixed line customers now buy mobile or internet services in addition to fixed line offerings.

AUSTRALIAN CONSUMER

Cellular and Other Mobile

	Quarter ended 30 September
	2003	2002	Change %

Cellular and other mobile
Total mobile revenue (A$m)	41	41	—

Call minutes (millions)	63	71	(11.3)

Connections at period end (000s)
Postpaid	186	217	(14.3)
Prepaid	96	52	84.6

Total	282	269	4.8

ARPU (A$ per month)	54	64	(15.6)

Cellular and other mobile revenue was unchanged from the prior period at $41 million. Total cellular connections at 30 September 2003 are 4.8% higher than 30 September 2002, and unchanged from 30 June 2003. The mix of customers is changing, particularly following the recent launch of the AAPT prepaid service, with prepaid customer numbers up 84.6% from the previous year.

ARPU has decreased as a result of the change in customer mix towards prepaid customers.

Operating Expenses

Labour

	Quarter ended 30 September
	2003	2002	Change %

Labour (A$m)	3	3	—

Personnel numbers
Total staff at 30 September	84	117	(28.2)

Labour expense remained stable compared to the prior period, despite a reduction in staff numbers of 28.2%.

Cost of sales

Cost of sales has been held constant as a percentage of revenue as reductions in network spend and supplier negotiations have offset volume increases and the impact of the changing revenue mix.

AUSTRALIAN CONSUMER

Other operating expenses

	Quarter ended 30 September
	2003 A$m	2002 A$m	Change %

Other operating expenses
Advertising, promotions and communications	7	2	250.0
Other	12	8	50.0

	19	10	90.0

Other operating expenses increased by $9 million (90.0%) due to increased advertising expenditure ($5 million) and bad debt expense ($4 million). Advertising spend is running at considerably higher levels than prior years as a result of a considerable increase in marketing effort aimed at reducing churn and raising brand awareness.

Bad debt expense is also running at approximately twice historic levels, largely as a reaction to additional credit risk assumed in the course of the last year. Controls over credit management have been tightened and AAPT expects the expense to return to normal levels.

Allocated costs

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $2 million (25.0%) as a result of capital expenditure in the prior year.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services provided to AAPT’s business, corporate, government and wholesale customers, IT and telecommunications services provided to TCNZA corporate customers and the internet access and e-commerce services supplied to the business market by Connect (a subsidiary of AAPT).

Australian Business - Results of Operations

	Quarter ended 30 September
	2003 A$m	2002 A$m	Change %

Operating revenues
Local service	11	11	—
Calling	53	56	(5.4)
Cellular and other mobile	8	8	—
Interconnection	14	9	55.6
Data and Internet	62	64	(3.1)
Resale	10	14	(28.6)
Other operating revenue	16	12	33.3
Internal revenue	5	5	—

	179	179	—

Operating expenses
Labour	16	16	—
Cost of sales	89	98	(9.2)
Other operating expenses	10	12	(16.7)
Allocated costs	21	23	(8.7)
Internal expenses	19	10	90.0

	155	159	(2.5)

EBITDA	24	20	20.0
Depreciation and amortisation	26	25	4.0

Loss from operations	(2)	(5)	(60.0)

Overview of Results

Revenue in Q1 2003-04 was stable compared to Q1 2002-03. Small and medium business volumes have reduced primarily as a result of customer churn. Mitigating the reduction in small to medium business was growth in outsourcing to large corporate accounts. Data and internet pricing pressure is significant, offsetting the benefits of volume growth.

Q1 2003-04 EBITDA increased by $4 million (20.0%) compared to Q1 2002-03, due to a reduction in cost of sales as a result of greater use of owned infrastructure and favourable price negotiations with suppliers. Q1 2003-04 EBITDA was however $19 million lower than Q4 2002-03, reflecting non-recurring cost reductions in Q4 2002-03 as a result of the resolution of supplier disputes and customer churn.

AUSTRALIAN BUSINESS

Calling Revenue

	Quarter ended 30 September
	2003	2002	Change %

National calls
Revenue (A$m)	19	22	(13.6)
Call minutes (m)	191	174	9.8
Average price (A$ cents)	9.9	12.6	(21.3)

Calls to cellular networks
Revenue (A$m)	24	24	—
Call minutes (m)	82	78	5.1
Average price (A$ cents)	29.3	30.8	(4.9)

International calling revenue
Revenue (A$m)	10	10	—
Call minutes (m)	86	38	126.3
Average price (A$ cents)	11.6	26.3	(55.8)

Revenue from national calls decreased by 13.6% while revenue from calls to cellular networks remained stable.

In both cases, increased volumes were offset by a decrease in the price per minute. Downward pressure on prices was strong in both wholesale and retail markets.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue remained stable compared to the prior period. The increase in call minutes of 126.3% was driven by short-term large volume low margin deals with carriers and call card providers, which also resulted in the reduction in price per minute of 55.8%.

Interconnection Revenue

Interconnection revenue increased by $5 million (55.6%) due to a short-term termination agreement.

Data and Internet Revenue

Data and internet revenue decreased $2 million (3.1%) compared to the prior period. AAPT has been successful in growing IP volume in the wholesale market, but downward pressure on prices has limited revenue growth.

Resale Revenue

Resale revenue decreased $4 million (28.6%) compared to the prior period primarily as a result of losing a corporate account.

AUSTRALIAN BUSINESS

Operating Expenses

Labour

	Quarter ended 30 September
	2003	2002	Change %

Labour (A$m)	16	16	—

Personnel numbers
Total staff at 30 September	471	452	4.2

Labour expense remained stable compared to the prior period, despite a small increase in staff numbers.

Cost of sales

Cost of sales decreased by 9.2% driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and supplier negotiations. Compared to Q4 2002-03, cost of sales increased due to the resolution of supplier disputes in Q4 2002-03 and a change in revenue mix.

Other operating expenses

	Quarter ended 30 September
	2003 A$m	2002 A$m	Change %

Other operating expenses
Direct costs	5	5	—
Advertising, promotions and communications	1	1	—
Accommodation costs	1	1	—
Other	3	5	(40.0)

	10	12	(16.7)

Other operating expenses decreased marginally compared to the prior period.

Allocated costs

Allocated costs represent the Business segment’s share of the costs of AAPT business groups that support both the Consumer and Business segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

AUSTRALIAN BUSINESS

Depreciation and amortisation

	Quarter ended 30 September
	2003 A$m	2002 A$m	Change %

Depreciation and amortisation
Depreciation	25	24	4.2
Amortisation	1	1	—

	26	25	4.0

Depreciation expense for common infrastructure has been allocated to the Business segment based on estimated asset usage. Depreciation expense increased by 4.2% due to capital expenditure in the prior year.

Allocated Costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. The total costs of these support groups have been allocated to the Consumer and Business segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Quarter ended 30 September
	2003	2002	Change %

Allocated costs
Labour (A$m)	20	22	(9.1)
Other operating expenses (A$m)	25	21	19.0

	45	43	4.7

Personnel numbers
Total staff at 30 June	986	1,181	(16.5)

The decrease in labour expense and offsetting increase in other operating expenses resulted from the outsourcing of infrastructure services.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Quarter ended 30 September
	2003	2002	Change %

Revenue
Other operating revenue ($m)	2	—	NM

Operating expenses
Labour ($m)	10	9	11.1
Computer costs ($m)	3	3	—
Advertising ($m)	1	2	(50.0)
Other operating costs ($m)	11	11	—

	25	25	—

Depreciation and amortisation
Depreciation ($m)	3	3	—
Amortisation of AAPT goodwill ($m)	12	14	(14.3)

	15	17	(11.8)

Personnel numbers
Total staff at 30 September	245	275	(10.9)

NM: Not a meaningful comparison

Corporate revenue of $2 million represents dividend income.

Operating expenses remained stable compared to the prior period. Increased labour, consultancy and insurance costs have been offset by lower advertising and other operating costs.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for the current year of $91 million decreased by $12 million (11.7%). This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by 14.8% between 30 September 2002 and 30 September 2003 - refer “Liquidity and Capital Resources” below.

TAXATION (CONSOLIDATED)

Income tax expense for Q1 2003-04 of $92 million has increased marginally compared Q1 2002-03. The effective tax rate was 36.2% for the current year, compared to 38.4% for the prior period. The rate was higher in the prior period due to losses in overseas subsidiaries that had not been tax effected. The effective tax rate in both periods is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

NZ Wired
Growth	36	30	20.0
Maintenance	9	7	28.6
New Investment
Product Development	3	3	—
New Network Capability	9	2	350.0
New IS Capability	6	—	NM

Total NZ Wired	63	42	50.0
NZ Wireless	8	12	(33.3)
International	3	2	50.0
Australian Operations	15	17	(11.8)
Corporate & Other	2	2	—

	91	75	21.3

NM: Not a Meaningful Comparison

Total capital expenditure has increased by $16 million (21.3%) compared to the prior period with the majority of the increase in NZ Wired partly offset by lower spend in NZ Wireless and Australia.

The NZ Wired investment for growth increased by $6 million (20.0%) compared to the prior period driven largely by increased immigration levels and increased demand and coverage of broadband services. Growth covers those capital costs directly associated with meeting demand for existing products and services and extending the coverage of these. Growth includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

Maintenance investment grew by $2 million (28.6%) with several large infrastructure projects underway. Maintenance includes capital expenditure not directly associated with meeting growth or development of new capabilities. Maintenance includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading AC&DC power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and our own internal voice and data networks.

Investment in new capabilities of $18 million has risen by 260% from $5 million in the prior period. New investment involves the development of new products into the market and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by the next generation of network and IS platforms.

For the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $360 million relates to NZ Wired, $75 million to NZ Wireless, $70 million to International, $120 million to Australian Operations and $25 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 70.4% at 30 September 2003, compared to 78.4% at 30 September 2002 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction.

Net debt was $4,419 million at 30 September 2003, a reduction of $765 million from net debt at 30 September 2002 of $5,184 million. Of this reduction in debt, $275 million occurred in Q1 2003-04. On 27 August and 10 September 2003, Telecom repurchased US$28 million and US$16 million respectively of the US$150 million 6.50% US restricted capital securities redeemable 2008. Following the repurchases, US$106 million of these securities remain on issue. Telecom will continue to seek to reduce debt levels from operating cash flows in order to achieve desired coverage ratios to protect its current credit rating. To achieve this, Telecom may, from time to time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Cash was provided from/(applied to):

Cash received from customers	1,352	1,329	1.7
Payments to suppliers and employees	(811)	(799)	1.5
Net interest paid	(62)	(72)	(13.9)
Tax (paid)/refunded	(1)	1	NM
Other operating cash flows	2	(1)	NM

Net operating cash flows	480	458	4.8

Net purchase of fixed assets	(140)	(128)	9.4
Net (purchase)/sale of short-term investments	(98)	152	(164.5)
Net purchase of long-term investments	(3)	(126)	(97.6)

Net investing cash flows	(241)	(102)	136.3

Repayment of debt	(202)	(214)	(5.6)
Dividends paid	(64)	(80)	(20.0)
Contributed capital	2	—	NM

Net financing cash flows	(264)	(294)	(10.2)

Net cash flow	(25)	62	(140.3)

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $480 million, an increase of $22 million from the prior period. This primarily resulted from increased cash receipts from customers (mainly due to favourable movements in trade receivables) and lower interest payments compared to the prior period.

The net cash outflow for investing activities was $241 million, an increase of $139 million from the prior period. The increase mainly reflects the purchase of short-term investments in Q1 2003-04 compared to the sale of short-term investments in the prior period, and increased capital expenditure in the current year. This was partly offset by lower purchases of long-term investments. In the previous year, Telecom paid its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS.

The net cash outflow for financing activities was $264 million, a decrease of 10.2% compared to the prior period. The decrease in financing cash outflows was primarily due to a lower cash dividend being paid as an increased proportion of shareholders elected dividends in the form of shares under the dividend reinvestment plan.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Wholesaling

In May the Commerce Commission released its final determination relating to the supply of certain services on a wholesale basis between Telecom and TelstraClear. Services covered by the Commission’s determination include business line rental and local calling, fixed-to-mobile services, directory assistance, voice messaging, business and residential broadband access and data services outside the major centres. The Commission set a discount rate of 16% off Telecom’s average retail prices for these services. The Commission’s determination is effective for 18 months from 12 May 2003.

Both parties applied for a pricing review and the Commission continues to examine the issue. An outcome is not expected until early 2004. In the interim, Telecom is required to supply the services mandated at the initial price set (16% off average retail price).

TelstraClear has made a separate application in respect of residential local access and calling services, which is currently being investigated by the Commission. A draft determination on this second application is pending.

Interconnection

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. Telecom has recently agreed new interconnection arrangements with other carriers with whom Telecom exchanges calls in New Zealand.

Both Telecom and TelstraClear have applied to the Commission for a final pricing review of the initial interconnection price determined by the Commission, which was based on an international benchmarking exercise. The Commission will now review the price on the basis of the Total Service Long Run Incremental Cost (TSLRIC) pricing methodology.

The Commission is developing a TSLRIC principles paper that is expected to be released in the near future. The Commission will use the TSLRIC methodology to assist it in making its final determination relating to the pricing review applications filed by both Telecom and TelstraClear.

CallPlus Interconnection

CallPlus applied to the Commission in December 2002 for a determination relating to interconnection services and wholesale (resale) services from Telecom. The Commission decided to separate CallPlus’ application into interconnection and wholesale.

In a draft determination issued in July, the Commission indicated that the interconnection price is likely to be set at 1.13 cents per minute. This is the same price as the initial interconnection price set by the Commission as applying between Telecom and Telstra Clear. In its draft determination the Commission has also indicated that the “national transport” component of long distance calls is not a regulated service, and that “bill and keep” is an appropriate payment mechanism for local interconnection.

Subsequently, Telecom NZ and CallPlus have independently reached an agreement on interconnection services. As a result the CallPlus application to the Commission has been withdrawn.

Calculating TSO Losses

In June 2003 the Commerce Commission released its draft Determination on the calculation of Telecom’s net cost of complying with its Telecommunication Service Obligations (TSO).

The calculation is for approximately six months from the passing of the Telecommunications Act in December 2001 to June 2002. The draft annualised figure is $73.45 million.

The cost will be apportioned between Telecom, TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Global One Communications (recently merged with Equant New Zealand Limited), in proportion to their liable revenues.

The net cost includes a reasonable return on capital to service the non-viable customers. The Commission concluded this is a low risk business, and an after tax return of 6 percent was reasonable, a position which Telecom is contesting.

The Commission held a four day conference in August 2003 where parties presented oral submissions on the Commission’s draft Determination on the calculation of Telecom’s net cost of complying with its TSO.

The Commission has indicated that it will release its final Determination on the TSO net cost as soon as practicable.

Further, the annual process of determining the net cost to Telecom of providing local residential telephone services under the TSO deed has commenced, with Telecom providing its own net cost calculation for the 2002/2003 financial year.

Telecom is required to provide the Commission with its own net cost calculation not later than 60 working days after the end of its financial year.

Telecom’s calculation is based on the methodology used by the Commission in its 2001/2002 draft determination, with the exception of the weighted average cost of capital (WACC). Telecom used a WACC of 13.1 percent, in contrast to the 6 percent WACC used by the Commission in that determination. The Commission will consider Telecom’s calculation in its determination of the 2002/2003 TSO costs.

The Commission is currently finalising its cost calculation for the 2001/2002 financial year, and expects to complete its final determination shortly.

Telecom also has certain service quality commitments as part of the TSO. The Commission has confirmed that Telecom met the required service quality for the year ended 30 June 2003.

Local Loop Unbundling

The Commission began its investigation into the unbundling of Telecom’s local loop network and its fixed public data network. An Issues Paper was released in April.

Section 64 of Telecommunications Act 2001 requires the Commission to investigate whether the following services should be regulated and provide a recommendation to the Government for consideration:

•	access to the unbundled elements of Telecom’s local loop network; and
•	access to the unbundled elements of, and interconnection with, Telecom’s fixed public data network.

Subsequent to the release of the Issues Paper the Commission identified related issues which it considered should also be investigated at the same time. Accordingly, the Commission expanded the scope of the unbundling inquiry to include:

•	the main distribution frame;
•	ancillary Services which may need to accompany unbundling of the local loop network or the fixed public data network;
•	co-location;
•	backhaul;
•	line sharing;
•	bitstream access; and
•	data backhaul over the public data network.

On September 18 the Commission released its draft report recommending unbundling of Telecom’s local loop and its fixed public data network. The Commission based its preliminary decision on extensive investigation and the results of a cost-benefit analysis and its findings on competition.

Subsequently on 14 October the Commission released an amended draft report which included amendments to certain input figures in the cost-benefit analysis. The amendments reduce some of the benefits reported in the initial draft report of 18 September.

The Commission is seeking submissions on the draft report and revised the closing date for submissions to 29 October 2003. The Commission intends to hold a public conference in mid-November and make a final recommendation to the Minister of Communications by 20 December 2003.

Pricing Principle

The Commission has been investigating whether the formula under the Telecommunications Act for setting initial prices for bundled service offerings should be amended, as requested by the Minister of Communications.

On 1 May, the Commission released a draft report proposing an amendment to the formula under the Telecommunications Act for setting initial prices for bundled service offerings.

As currently drafted, the initial pricing principle for bundles of retail services offered by means of Telecom’s fixed telecommunications network applies a double discount to any bundle that includes a price-capped service.

Subsequently the Minister of Communications has agreed to the Commission’s recommendation. As a result there will be an Order in Council to amend the Schedule to the Act.

Number Portability

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The five carriers are TelstraClear, Callplus, Compass Communications, ihug and WorldxChange Communications.

The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.

The Commission has split the application into two parts, functionality and cost. The Telecommunications forum will consider the functionality and the Commission will consider the cost. The Commission has a staff member attending the forum as an observer. Telecommunications forum members include BCL, CallPlus Ltd, The Internet Group Ltd, Telecom, Telstra Clear Ltd, Vodafone NZ Ltd, WorldxChange Communications Ltd, TUANZ.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 September 2003, Telecom held Southern Cross capacity with a book value of approximately NZ$320 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$82 million over the next fifteen months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$109 million (including accrued interest). Telecom has also provided contingent credit support of US$103 million in favour of SCCN’s senior bank syndicate.

Telecom’s contingent credit support will reduce as additional market sales are made and applied towards repayment of SCCN’s senior bank debt. Telecom will earn support fees, payable by SCCN, commensurate with its level of contingent credit support.

As at 30 September 2003, SCCN was capitalised via US$30 million of shareholders equity and had US$120 million of shareholder advances and US$328 million of senior bank debt. SCCN also expects to collect US$205 million from scheduled receipts against previously committed capacity sales.

There remains considerable overcapacity in the market for international bandwidth. This continues to impact on the operations of Southern Cross and also has the potential to affect Telecom’s exposure to Southern Cross assets. It is uncertain how long this situation is likely to persist.

Valuation of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to the CDMA network. Telecom expects to transition all TDMA customers to the CDMA network, at which point it will be closed down. This is currently expected to occur towards the end of 2007.

At 30 September 2003, the carrying value of the TDMA network is approximately $215 million. This value is presently supported by the cash flows that the network generates. However, as the rate of customer transition from TDMA to CDMA increases, the cash flows that the network will generate are forecast to decline. Current forecasts indicate that in the current financial year the present value of the future cash flows of the TDMA network will fall below the carrying value.

Telecom will continue to closely monitor the valuation of its TDMA network and should it be determined that the carrying amount is no longer supported by the present value of the future cash flows, a charge will be recognised to write the value of the asset down to a level that is supported by these cash flows. The amount and timing of such a charge will ultimately depend on the rate at which customers transition from the TDMA network and the cash flow profile of the remaining customers.

At Q4 2002-03 Telecom advised that an impairment charge of between $70 million and $90 million ($47 million to $60 million net of tax) may be required in the financial year ended 30 June 2004. Since that time a range of marketing initiatives have been introduced that have increased the rate of migration from the TDMA network to the CDMA network. As a result of this and other developments, based on current estimates Telecom now expects that a charge of between $90 million and $110 million ($60 million to $74 million net of tax) may be required in the current financial year.

Sale of Sky Shareholding

On 28 August 2003, Independent Newspapers Limited (INL) announced that it intended to launch a take-over offer for all the shares in Sky Network Television Limited that it did not already own. On 24 October 2003 INL formally launched its take-over offer, which Telecom then accepted. Telecom sold its approximately 12% stake in Sky to INL for total consideration of $221 million, made up of approximately $156 million in cash, with the remainder of the consideration in the form of shares in INL. As a result of accepting the offer, Telecom now owns in excess of 10% of INL and will record a gain on the sale of its investment in Sky of approximately $28 million in its results for the quarter ended 31 December 2003 (based on an INL share price of $4.60).

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

DDS (Digital Data Service) - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Quarter ended 30 September				Variation 2003:2002

(in NZ$ millions, except percentages)	2003	%	2002	%	$	%

Operating Revenues
Local Services	283	21.4	275	21.1	8	2.9
Calling
National	266	20.1	283	21.7	(17)	(6.0)
International	93	7.0	117	9.0	(24)	(20.5)
Other	9	0.7	11	0.8	(2)	(18.2)

	368	27.9	411	31.5	(43)	(10.5)

Interconnection	48	3.6	36	2.8	12	33.3
Cellular and other mobile	202	15.3	196	15.0	6	3.1
Data, internet and solutions
Data	174	13.2	163	12.5	11	6.7
Internet	56	4.2	55	4.2	1	1.8
Solutions	12	0.9	4	0.3	8	200.0

	242	18.3	222	17.0	20	9.0

Other operating revenues
Resale	74	5.6	76	5.8	(2)	(2.6)
Directories	55	4.2	53	4.1	2	3.8
Equipment	19	1.4	19	1.5	—	—
Miscellaneous other	28	2.1	18	1.4	10	55.6
Dividend from investments	2	0.2	—	—	2	NM

	178	13.5	166	12.7	12	7.2

Total Operating Revenues	1,321	100.0	1,306	100.0	15	1.1

Operating expenses
Labour	145	11.0	146	11.2	(1)	(0.7)
Cost of Sales	380	28.8	389	29.8	(9)	(2.3)
Other operating expenses	242	18.3	230	17.6	12	5.2

Total operating expenses	767	58.1	765	58.6	2	0.3

EBITDA*	554	41.9	541	41.4	13	2.4

Depreciation and amortisation	209	15.8	201	15.4	8	4.0

Earnings from operations	345	26.1	340	26.0	5	1.5

Net Interest expense	(91)	(6.9)	(103)	(7.9)	12	(11.7)

Earnings before income tax	254	19.2	237	18.1	17	7.2

Income tax expense	(92)	(7.0)	(91)	(7.0)	(1)	1.1

Net earnings	162	12.3	146	11.2	16	11.0

*Earnings before Interest, Taxation, Depreciation and Amortisation

NM: Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

	Quarter ended 30 September 2003
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m

External revenue	748	162	40		950
Internal Revenue	7	1	51	(44)	15

	755	163	91	(44)	965

External expenses
Labour	(77)	(8)	(5)		(90)
Cost of sales	(58)	(59)	(42)		(159)
Other operating expenses	(128)	(29)	(8)		(165)
Depreciation	(96)	(38)	(18)		(152)
Amortisation	—	(2)	—		(2)
Internal expenses	(37)	—	(12)	44	(5)

	(396)	(136)	(85)	44	(573)
Earnings from operations	359	27	6	—	392

	Quarter ended 30 September 2002
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m

External revenue	718	149	57		924
Internal revenue	7	1	47	(43)	12

	725	150	104	(43)	936

External expenses
Labour	(73)	(10)	(6)		(89)
Cost of sales	(54)	(41)	(52)		(147)
Other operating expenses	(123)	(31)	(10)		(164)
Depreciation	(94)	(38)	(12)		(144)
Amortisation	—	(2)	—		(2)
Internal expenses	(37)	—	(14)	43	(8)

	(381)	(122)	(94)	43	(554)
Earnings from operations	344	28	10	—	382

Following the integration of the New Zealand operations, a number of inter-segment charges between particularly the Wired and Wireless business have been removed. For example, there is no longer any charge paid by Wired for calls terminated in Wireless, nor is there any recharging of customer service and other back-office costs. The supplementary segmental information above does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities, nor is it comparable to the segment results presented in the previous year for the reasons set out above.

Wired

Wired operating revenues increased by $30 million due to growth in data, Internet, solutions, local service and other operating revenue partially offset by lower calling revenue. The revenue growth, coupled with a significant decrease in internal expenses, led to increased earnings from operations of $15 million for the Wired business.

Wireless

Wireless operating revenues increased by $13 million due to growth in data and other wireless revenue driven by increased text messaging volumes and higher handset sales revenue, while cellular calling revenue remained stable. An increase in cost of sales resulted in earnings from operations being lower by $1 million compared to the prior period.

International

International operating revenues decreased by $13 million as a result of lower average prices for inward calling and lower transit revenue, partly offset by higher internal revenue. The lower average price for inward calling reflects renegotiated rates for the reciprocal transfer of minutes with other carriers. This also resulted in an equivalent reduction in cost of sales, offsetting the revenue decline. Earnings from operations decreased by $4 million as a result of increased depreciation.

Australian Consumer segment results in New Zealand dollars

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Operating revenues
Calling	60	69	(13.0)
Cellular and other mobile	47	48	(2.1)
Internet	3	2	50.0
Resale	63	60	5.0
Other operating revenue	—	1	(100.0)
Internal revenue	6	7	(14.3)

	179	187	(4.3)

Operating expenses
Labour	3	3	—
Cost of sales	121	127	(4.7)
Other operating expenses	21	13	61.5
Allocated costs	27	24	12.5
Internal expenses	3	5	(40.0)

	175	172	1.7

EBITDA	4	15	(73.3)
Depreciation and amortisation	11	9	22.2

(Loss)/earnings from operations	(7)	6	(216.7)

Australian Business segment results in New Zealand dollars

	Quarter ended 30 September
	2003 $m	2002 $m	Change %

Operating revenues
Local service	13	13	—
Calling	60	65	(7.7)
Cellular and other mobile	8	9	(11.1)
Interconnection	16	10	60.0
Internet and data	70	75	(6.7)
Resale	11	16	(31.3)
Other operating revenue	18	14	28.6
Internal revenue	5	8	(37.5)

	201	210	(4.3)

Operating expenses
Labour	18	18	—
Cost of sales	100	115	(13.0)
Other operating expenses	14	14	—
Allocated costs	24	26	(7.7)
Internal expenses	18	14	28.6

	174	187	(7.0)

EBITDA	27	23	17.4
Depreciation and amortisation	29	29	—

Loss from operations	(2)	(6)	(66.7)

5 November 2003

MEDIA RELEASE

Telecom first quarter earnings up 11%

Telecom today reported a net profit after tax of NZ$162 million for the three months to 30 September 2003 – 11% higher than the NZ$146 million the company reported for the same period in 2002.

EBITDA* for the quarter ended September 30, 2003 was NZ$554 million, an increase of 2.4% over the previous corresponding quarter.

Net earnings per share (EPS) for the quarter were 8.5 cents, compared to 7.8 cents per share for the corresponding quarter in 2002.

Operating cash flow rose 4.8% to NZ$480 million as a result of improved operational performance, lower interest payments and favourable movements in trade receivables.

Overview of Group results

	Quarter ended (NZ$m)
	Sept 2003	Sept 2002	Change %
Operating revenues	1,321	1,306	1.1
Operating expenses	767	765	0.3
EBITDA*	554	541	2.4
EBIT	345	340	1.5
Net earnings	162	146	11.0
Operating Cash Flow	480	458	4.8
Net debt	4,419	5,184	-14.8
First quarter dividend per share	5 cents	5 cents
*	Earnings before interest, taxation, depreciation and amortisation.

Note: all comparisons relate to the first quarter ended September 30, 2002 unless otherwise stated.

1

Operating revenue was NZ$1,321 million, up 1.1% in the 30 September 2003 quarter on the same period last year while expenditure was NZ$767 million, up just 0.3%.

Telecom Chief Executive Theresa Gattung said she was pleased with the Group’s revenue performance and that operating income growth was driven by a programme of sustained and targeted initiatives.

“We are managing a transition over several years from a business based primarily on voice to a business based more on data services. We saw that trend come through strongly in the quarter.

“In New Zealand we saw strong revenue growth in areas we have been targeting, such as data, solutions and mobile,” Ms Gattung said.

“We are still seeing significant price pressures in voice calling in both New Zealand and Australia. But we are making good progress with the new growth areas of our business, such as data and IT services.

“In Australia, we have seen revenues and customer numbers stabilise as a result of our new initiatives in both the consumer and business markets. Importantly, Australia recorded its sixth consecutive quarter of positive cashflow*.”

“We are comfortable with our strategy in Australia and the tighter focus on the services we are offering in that market.”

The Group’s Balance Sheet was strengthened due to the Group’s strong operating cash flow during the quarter, with net debt reducing 14.8% to NZ$4,419 million.

New Zealand

Earnings from operations for the New Zealand business were NZ$392 million, up 2.6% on the first quarter in 2002.

Operating revenue for the New Zealand business increased 3.1% to NZ$965 million while expenditure, including depreciation and amortisation, was up 3.4% to NZ$573 million.

Revenue growth in the New Zealand business was achieved by a stronger performance in mobile and continued growth in the take-up of data and solutions services.

*	EBITDA less Capex

2

EBITDA in New Zealand was 3.4% higher at NZ$546 million in the quarter, driven by tight management of the mix of revenue and expenditure.

While there were gains across most revenue categories these were partly offset by a decline in both national and international calling revenues.

Local Service and Value Added Services comprises fixed line and value-added services to residential, business and corporate markets.

Revenues rose 3.1% to NZ$270 million, in part due to growth in residential access lines. Residential access lines grew 1.1% to 1,421,000 for the September 30, 2003 quarter.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit calls traffic between destinations worldwide).

Total national calling revenue fell 4% to NZ$166 million, reflecting higher e-mail, Internet and mobile substitution as well as increased competition. National 0800 revenue was down NZ$4 million to NZ$26 million, due to lower call volumes.

Total international calling revenue declined 23.7% to NZ$71 million in the quarter. The biggest impact on international calling revenues came from re-negotiated agreements for call transfers with other carriers which lowered the average price.

Outward calling revenue decreased 9.1% due to lower calling volumes and lower average price, partly reflecting competition and substitution. Inwards calling revenue was down NZ$12 million to NZ$20 million as a result of lower average price which was partly offset by higher call minutes.

The net margin from transit traffic decreased by 35.3% with lower prices more than offsetting growth in transit minutes.

Interconnection, which includes terminating calls on both fixed line and mobile networks, had a 23.1% rise in revenue to $32 million, driven by mobile interconnection revenue and reflecting growth in text messaging activity.

3

Mobile provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

Mobile revenues grew by 5.8% to $NZ147 million, with mobile data revenues up by 66.7%, driven principally by growth in text messaging and take-up of data services.

The mobile cost of sales increased by 43.9%, reflecting increased connection numbers and strong promotional activity.

At 30 September 2003, there were 407,000 customers connected to Telecom’s CDMA network, compared with 191,000 at the same time in 2002. Overall, Telecom had approximately 1,270,000 mobile connections.

Among Telecom’s CDMA connections, 167,000 can access Mobile JetStream, Telecom’s high speed data mobile data service.

Total mobile average revenue per user (ARPU) for the month increased 7.9% in the quarter to NZ$49 per month.

Data, Internet and Solutions revenue increased 16.6% to NZ$169 million.

Data revenue was up 9.8% to NZ$123 million with strong take-up of Lanlink and ADSL services, up 11.1% and 58.3% respectively to NZ$20 million and NZ$19 million. Telecom had 81,000 JetStream connections at 30 September, 2003 compared with 45,000 at the end of the September quarter in 2002.

Internet revenue increased 17.2% to NZ$34 million due to customer growth and higher value added services.

Xtra customer numbers were 8.5% higher at 434,000, while usage per customer increased 12.2% to 35.7 hours per month.

Advanced Solutions, which includes management of customers’ information, communications and technology needs, recorded a 200% increase in revenue to NZ$12 million.

Directories revenues grew by 3.8% to NZ$55 million, driven by strong sales activity.

4

Australia

The following breakdown of our Australian result is expressed in Australian dollars, including comparisons with prior corresponding periods.

EBITDA for the Australian group was A$28 million compared with A$33 million for the same quarter in 2002. Operating revenue was A$331 million slightly down on the A$334 million for the same period in 2002. The rise in expenses reflected additional advertising and marketing activity.

Australian Consumer comprises AAPT’s residential and small business fixed line operations, Internet, and AAPT Mobile.

Australian Consumer revenues were down marginally to A$159 million for the quarter. Operating expenses increased 5.4%, reflecting higher marketing and advertising costs.

Customer numbers for the fixed line business increased to 450,000 at 30 September 2003, compared with 446,000 at 30 June 2003. Mobile connections were stable at 282,000 connections unchanged from the previous quarter and up on the 269,000 a year earlier.

Australian Business comprises AAPT’s operations in business, corporate, government and wholesale market, the Connect Internet business and TCNZA.

EBITDA for business increased 20% to A$24 million principally due to lower cost of sales.

Revenues were unchanged on A$179 million with increases in interconnection and internet offset by a drop in calling resale revenue.

Capital expenditure for the group was NZ$91 million for the quarter. For the year to June 2004, Telecom’s current forecast is NZ$650 million – including NZ$460 million in New Zealand, NZ$70 million on International cable capacity, and NZ$120 million in Australia.

TDMA Network: Since August 2001 Telecom has been in the process of actively migrating customers from its TDMA mobile network, to the new advanced CDMA network. In the fourth quarter of 2003, Telecom advised that as a result of this migration, an impairment charge may be required in the year ended 30 June, 2004 to reflect the revised value of the TDMA infrastructure. Based on current estimates of the rate of CDMA customer

5

migration, Telecom now expects that a charge of between NZ$90 million and NZ$110 million (NZ$60 million and NZ$74 million net of tax) may be required in the current financial year.

Sky Television: On 24 October, 2003 Telecom accepted Independent Newspapers Limited (INL) takeover offer of NZ$221 million for its 12% stake in Sky Television, made up of approximately NZ$156 million in cash and the remainder in shares in INL. As a result, Telecom will record a gain on the sale of its investment in Sky of approximately NZ$28 million in the second quarter to 31 December 2003 and hold in excess of 10% of INL shares.

Dividend: Telecom will pay a fully imputed quarterly dividend of NZ5.0 cents per share on 12 December, 2003 in New Zealand and Australia, and on 19 December in the United States.

Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan

The books closing dates are 28 November 2003 in New Zealand and Australia, and 27 November 2003 for the United States.

Detailed information: The Management Commentary, condensed accounts and presentation given to analysts by Chief Executive Theresa Gattung can be found at:

http://www.telecom.co.nz/invest/financial/index.html

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or

Phil Love

Senior Corporate Affairs Executive

027 244 8496

6

APPENDIX I (Rule 10.4)

PRELIMINARY First quarter REPORT ANNOUNCEMENT

Telecom Corporation of New Zealand Limited

For the First quarter Ended 30 September 2003

(referred to in this report as the “current first quarter”)

Preliminary first quarter report on consolidated results (including the results for the previous corresponding first quarter in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		CONSOLIDATED OPERATING STATEMENT

		Current first quarter $NZ’000%		Previous corresponding first quarter $NZ’000

1.	OPERATING REVENUE

(a)	Sales revenue	1,321,000	1.1%	1,306,000

(b)	Other revenue	—		—

(c)	Total operating revenue	1,321,000		1,306,000

(d)	Equity earnings [detail in item 19 below]	—		—

2(a)	OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	254,000		237,000

(b)	Unusual items for separate disclosure	—		—

(c)	OPERATING SURPLUS BEFORE TAX	254,000	7.2%	237,000

(d)	Less tax on operating profit	(92,000)		(91,000)

(e)	Operating surplus after tax but before minority interests	162,000		146,000

(f)	Less minority interests	—		—

(i)	OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	162,000	11.0%	146,000

3(a)	Extraordinary Items after tax [detail in 6(a)below]	—		—

(b)	Less Minority Interests	—		—

(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	—		—

4(a)	TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(h) + 3(a) ABOVE]	162,000		146,000

(b)	Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	—		—

(c)	OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(i) + 3(c) ABOVE]	162,000	11.0%	146,000

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

		CONSOLIDATED

		Current three months $NZ’000	Previous corresponding three months $NZ’000

5.	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE THREE MONTHS

#	Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus

(a)	Interest revenue included in Item 2(c) above	3,000	3,000

(b)	# Interest revenue included in 5(a) above but not yet received	—	—

(c)	Interest expense included in Item 2(c) above (include all forms of interest, lease finance charges, etc.)	(94,000)	(106,000)

(d)	# Interest costs excluded from 5(c) above and capitalised in asset values	(2,000)	(1,000)

(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	N/A	N/A

(f)	Depreciation including all forms of amortisation and writing down of property/investment	(192,000)	(184,000)

(g)	Write-off of intangibles	(17,000)	(17,000)

(h)	Unrealised changes in value of investments	—	—

Note: Certain comparatives have been restated to conform to current period classifications

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

GROUP – CURRENT THREE MONTHS
DETAILS AND COMMENTS	Before tax $NZ’000	Related income tax $NZ’000	After tax $NZ’000

Unusual Items - Item 2(b) above	—	—	—

Total Unusual items	—	—	—

Extraordinary Items - Item 3(a) above	—	—	—

Total extraordinary items	—	—	—

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i.	Material factors affecting the revenues and expenses of the group for the current three months - Refer Management Commentary.
ii	Significant trends or events since end of current three months - Refer Management Commentary.
iii.	Changes in accounting policies since last Annual Report to be disclosed – Nil

Page two

CONSOLIDATED

		Current three months Cents	Previous corresponding three months Cents

7.	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

(a)	Basic EPS	(a) 8.5	7.8

(b)	Diluted EPS (if materially different from (a))	(b) 8.4	N/A

8.(a)    MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated surplus/(loss) and
extraordinary items after tax and minority interests. $ -

(iii)	Date from which such contribution has been calculated. -

(iv)	Operating surplus(deficit) and extraordinary items after tax of the subsidiary for the previous corresponding period $ -

(b) MATERIAL	DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated operating surplus(deficit) and
extraordinary items after tax from operation of subsidiary. $ -

(iii)	Date to which such contribution has been calculated. .......................... -..........................

(iv)	Contribution to consolidated operating surplus(deficit) and
extraordinary items after tax for the previous corresponding period $ -

(v)	Contribution to consolidated operating surplus(deficit) and
extraordinary items from sale of subsidiary. $ -

9.	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

Information on the industry and geographical segments of the Listed Issuer is to be reported for the three months in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the three months report:

SEGMENTS

-	Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue

-	Total revenue [consolidated total equal to Item 1(c) above]

-	Segment result

-	Total assets [Equal to Item 10(n) below]

Page three

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS

[Note (VIII) attached has particular relevance for the preparation of this statement]

			CONSOLIDATED

			At end of current first quarter $NZ’000	As shown in last Annual Report $NZ’000	At end of previous first quarter $NZ’000

10.	CURRENT ASSETS

	(a)	Cash	95,000	120,000	144,000

	(b)	Receivables	540,000	594,000	722,000

	(c)	Investments	162,000	64,000	81,000

	(d)	Inventories	51,000	42,000	33,000

	(e)	Other	352,000	335,000	316,000

	(f)	TOTAL CURRENT ASSETS	1,200,000	1,155,000	1,296,000

	NON-CURRENT ASSETS

	(g)	Receivables	—	—	—

	(h)	Investments	951,000	947,000	1,010,000

	(i)	Inventories	—	—	—

	(j)	Property, plant and equipment	4,528,000	4,635,000	4,726,000

	(k)	Intangibles	1,000,000	1,018,000	1,084,000

	(l)	Other	—	—	—

	(m)	TOTAL NON-CURRENT ASSETS	6,479,000	6,600,000	6,820,000

	(n)	TOTAL ASSETS	7,679,000	7,755,000	8,116,000

11.	CURRENT LIABILITIES

	(a)	Bank Overdraft	—	—	—

	(b)	Accounts payable	704,000	730,000	801,000

	(c)	Borrowings	472,000	546,000	960,000

	(d)	Provisions	—	—	4,000

	(e)	Other	322,000	253,000	394,000

	(f)	TOTAL CURRENT LIABILITIES	1,498,000	1,529,000	2,159,000

	NON-CURRENT LIABILITIES			—	—

	(g)	Accounts payable	—

	(h)	Borrowings	4,204,000	4,332,000	4,449,000

	(i)	Provisions	—	—	—

	(j)	Other	120,000	127,000	80,000

	(k)	TOTAL NON-CURRENT LIABILITIES	4,324,000	4,459,000	4,529,000

	(l)	TOTAL LIABILITIES	5,822,000	5,988,000	6,688,000

	(m)	NET ASSETS	1,857,000	1,767,000	1,428,000

12.	EQUITY

	(a)	Contributed capital	1,760,000	1,708,000	1,588,000

	(b)	Reserves (i) Deferred compensation	1,000	1,000	—

		(ii) Foreign currency translation	(270,000)	(243,000)	(180,000)

	(c)	Retained surplus (accumulated deficit)	366,000	299,000	17,000

	(d)	EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	1,857,000	1,765,000	1,425,000

	(e)	Outside equity interests in subsidiaries	—	2,000	3,000

	(f)	TOTAL EQUITY	1,857,000	1,767,000	1,428,000

Note: Certain comparatives have been restated to conform to current period classifications

Page four

STATEMENT OF CASH FLOWS FOR THE FIRST QUARTER

[See Note (IX) attached]

			Current first quarter $NZ’000	Previous corresponding first quarter $NZ’000

13.	CASH FLOWS RELATING TO OPERATING ACTIVITIES

	(a)	Receipts from customers	1,352,000	1,329,000

	(b)	Interest received	2,000	2,000

	(c)	Dividends received	2,000	—

	(d)	Proceeds from cross border leases	—	—

	(e)	Payments to suppliers and employees	(811,000)	(799,000)

	(f)	Interest paid	(64,000)	(74,000)

	(g)	Income tax (paid)/refunded	(1,000)	1,000

	(h)	Other – Payments from provisions	—	(1,000)

	(i)	NET OPERATING CASH FLOWS	480,000	458,000

14.	CASH FLOWS RELATED TO INVESTING ACTIVITIES

	(a)	Cash proceeds from sale of property, plant and equipment	2,000	8,000

	(b)	Purchase of long-term investments	(3,000)	(126,000)

	(c)	(Purchase)/sale of short term investments, net	(98,000)	152,000

	(d)	Cash paid for purchases of property, plant and equipment	(140,000)	(135,000)

	(e)	Interest paid – capitalised	(2,000)	(1,000)

	(i)	NET INVESTING CASH FLOWS	(241,000)	(102,000)

15.	CASH FLOWS RELATED TO FINANCING ACTIVITIES

	(a)	Cash proceeds from issues of shares, options, etc.	2,000	—

	(b)	Proceeds from long term borrowings	—	1,000

	(c)	Repayment of long term borrowings	(210,000)	(240,000)

	(d)	Dividends paid - Minority Interests	—	—

		- Other	(64,000)	(80,000)

	(e)	Other – Repayments from Short Term Debt, net	8,000	25,000

	(g)	NET FINANCING CASH FLOWS	(264,000)	(294,000)

16.	NET INCREASE (DECREASE) IN CASH HELD		(25,000)	62,000

	(a)	Cash at beginning of first quarter	120,000	82,000

	(b)	Exchange rate adjustments to Item 16(a) above	—	—

	(c)	CASH AT END OF FIRST QUARTER	95,000	144,000

Certain comparatives have been restated to conform to the current period classifications.

17.	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows. NIL

Page five

18.	RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

Cash at the end of the first quarter as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:

	Current first quarter $NZ’000	Previous corresponding first quarter $NZ’000

Cash on hand and at bank	95,000	144,000

Deposits at call	—	—

Bank Overdraft (included in 11 (d) Other Current Liabilities)	—	—

Other (provide details)	—	—

TOTAL = CASH AT END OF FIRST QUARTER [Item 16(c) above]	95,000	144,000

19.	EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group’s share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

EQUITY EARNINGS

			Current first quarter $NZ’000	Previous Corresponding first quarter $NZ’000

(i)	GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	(a)	OPERATING (DEFICIT) BEFORE TAX	—	—

	(b)	Less tax	—	—

	(c)	OPERATING (DEFICIT) AFTER TAX	—	—

	(d)	(i) Extraordinary items (gross)	—	—

		(ii) Less tax	—	—

		(iii) Extraordinary items (net)	—	—

	(e)	OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

	(f)	Less dividends paid to group	—	—

	(g)	NET (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 1(d) ABOVE)	—	—
*	Delete as required

Page six

(ii)	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a)	The Group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of first quarter		Contribution to operating *surplus(deficit) and extraordinary items after tax

	Current first quarter	Previous corresponding first quarter	Current first quarter $NZ’000	Previous corresponding first quarter $NZ’000

			Equity Accounted
Equity accounted associated companies

Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL7 Pty Limited	33%	33%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—
			Not Equity Accounted
Other material interests

(b)	INVESTMENTS IN ASSOCIATED COMPANIES

	Current first quarter $NZ’000	Previous corresponding first quarter $NZ’000

Carrying value of investments in associated companies (CV)	—	—
Share of associated companies’ retained profits and reserves not included in CV:
Retained surplus/(deficit)	—	—
Reserves	—	—

Equity carrying value of investments	—	—

* Delete as required

Page seven

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT FIRST QUARTER

Category of Securities	Number Issued	Number Quoted	Paid-Up Value (If not fully paid) Cents

PREFERENCE SHARES:
# (Description) Special Right Convertible

Preference Share (“Kiwi Share”)	1

Issued during current first quarter

ORDINARY SHARES:
At beginning of current first quarter	1,905,326,320	1,905,326,320
Issued during current first quarter	10,689,816	10,689,816
At end of current first quarter	1,916,016,136	1,916,016,136
CONVERTIBLE NOTES	$300 m
(convertible at $8.275 per share)

Issued during current three month period

OPTIONS:			Exercise Price Weighted Average		Range	Expiry Date Range

At the beginning of first quarter		30,776,802		$5.373	$0.000-$9.170	Nov 2003 – Jun 2009
Issued during current first quarter		4,079,803		$3.909	$0.000-$5.01	Sep 2003 – Sep 2009
Exercised during first quarter		(446,446)		$3.502	$0.000-$4.940	Dec 2003 – Sep 2007
Lapsed during first quarter		(1,044,893)		$4.865	$0.000-$6.770	July 2003 – Dec 2008
Forfeited during first quarter		—		—	—	—
At end of current first quarter		33,365,266		$5.175	$0.000-$9.170	Oct 2003 – Sep 2009
DEBENTURES—Totals only: (Face value)		$419m	$
UNSECURED NOTES—Totals only: (Face value)		$597m	$
OTHER SECURITIES	$		$
#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING	(a)	To be held at:
(Location) (if full year report)
	(b)	Date: Time
	(c)	Approximate date of availability of Annual Report:

If this first quarter report was approved by resolution of the Board of Directors, please indicate date of meeting: 3 November 2003

(signed by) Authorised Officer of Listed Issuer	(date)

Page eight

NOTES

[Not to be faxed to Exchange]

[THESE NOTES ARE DEEMED TO FORM PART OF THIS FORM AND ARE FOR THE PURPOSES OF COMPLETING IT]

(I)	EXPLANATION OF ITEMS 1, 2 AND 3 ABOVE
1	“Operating revenue” and “sales revenue” (or its equivalent) and “other revenue” are set out in accordance with generally accepted accounting practice.
1(b)	“Other revenue” excludes extraordinary revenue items.
2(b)	Unusual items for separate disclosure are non recurring items of revenue or expense that are material where separate disclosure is appropriate to fully explain the performance of the company during this period.
2(c)	“Operating surplus (deficit) before tax” is before minority interests and extraordinary items, but is after interest on borrowings, depreciation and amortisation have been deducted.
2(d)	This item refers to the total tax attributable to the amount shown in Item 2(c). Tax includes income tax but excludes taxes treated as operating expenses (e.g., Fringe Benefits tax).
3(a)	“Extraordinary Items after tax” is as defined in FRS7

(II)	COMPARATIVE FIGURES: Listed Issuers should not reopen the previous corresponding first quarter accounts but, for comparative purposes, should notionally adjust the previous corresponding three month’s figures where necessary so as to give a valid comparison between the previous corresponding first quarter and this three month’s figures. Where notional adjustment is made, a note to that effect should be included in the report to the Exchange.

(III)	TAX EFFECT ACCOUNTING: Where tax effect accounting has been adopted in this first quarter the previous corresponding three month’s figures should be notionally adjusted on the same basis so as to give a valid comparison between the previous corresponding three month’s and this three month’s figures.

(IV)	ADDITIONAL INFORMATION: Any Listed Issuer wishing to disclose further information regarding any matter is encouraged to do so and should provide it in the form of a note to be attached to this report. In addition, the necessity to provide the above information pursuant to the NZSE Listing Rules shall in no way inhibit Listed Issuers from issuing reports more frequently.

(V)	ROUNDING OF FIGURES: The format of this report anticipates that Listed Issuers in normal circumstances will set out the information required to the nearest $1,000. However, provided the $NZ’000 headings are amended, Listed Issuers may report exact figures when this is considered appropriate.

(VI)	INCOME TAX: Where the amount provided for income tax in this three month report differs, or but for compensatory items would differ, by more than 15 per cent from the amount of income tax prima facie payable on the profit before tax, the Listed Issuer shall set forth an explanation in a note to this three month report. The note shall state, inter alia, the major items responsible for the difference and the amounts of such items.

(VII)	ITEM 8: ACQUISITION AND DISPOSALS OF SUBSIDIARIES: are required to be disclosed where they have a material effect on consolidated accounts. Without limiting the meaning of “material” in any way, details must be shown where the contribution for each subsidiary or group of subsidiaries acquired or disposed of during the current first quarter increased or decreased the Listed Issuer’s group operating surplus (deficit) and extraordinary items after tax by more than 10 per cent compared with the previous corresponding first quarter.

(VIII)	STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

(a)	THE FORMAT for this statement (as shown on page four) should be followed as closely as possible. However, additional items may be added where it is believed that greater clarity of exposition will be achieved, and banking institutions may substitute a clear liquidity ranking for the Current/Non-Current classification if they wish.

(b)	COMPARATIVE FIGURES Where seasonal influences are pronounced, Listed Issuers may, if they wish, include figures from the previous first quarter (as well as those from the Annual Report) in the Statement of Assets, Liabilities and Shareholders’ Equity.

(c)	BASIS OF REVALUATIONS Where there have been material revaluations of non-current assets (including investments) since the last Annual Report, there shall be attached to this report a summary description of the basis of revaluation adopted. This description shall follow the requirements of SSAP:28: Accounting for Fixed Assets and SSAP:17: Accounting for Investment Properties and Properties Intended for Sale. Where the Listed Issuer has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required in this report.

(IX)	STATEMENT OF CASH FLOWS: For definitions of “cash” and other terms used in this statement, refer to FRS-10: Statement of Cash Flows. Although Listed Issuers are requested to follow the format shown on the form as closely as possible, variations are permitted where directors believe that this form of presentation is inappropriate for the Listed Issuer and the format adopted is acceptable under the standard.

(X)	STATEMENT BY LISTED ISSUER: If it has been stated in the preamble on page one that this three month report does not give a true and fair view of the matters disclosed because of the required compliance with generally accepted accounting practice, the Listed Issuer shall attach a statement providing such information and explanations as will give a true and fair view of those matters.

Page nine

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the three months ended 30 September 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	936	372	13	—	1,321
Internal revenue	—	—	—	—	—

Total revenue	936	372	13	—	1,321
Segment result	367	(8)	—	(14)	345
Segment assets	4,709	1,483	891	596	7,679

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	748	162	40	173	196	2.00	—	1,321
Internal revenue	7	1	51	6	5	—	(70)	—

Total revenue	755	163	91	179	201	2.00	(70)	1,321
Segment result	359	27	6	(7)	(2)	(38)	—	345
Segment assets	3,684	972	316	518	975	2,111	(897)	7,679

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the three months ended 30 September 2002

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	886	403	17	—	1,306
Internal revenue	—	—	—	—	—

Total revenue	886	403	17	—	1,306
Segment result	324	(3)	5	14	340
Segment assets	4,162	1,458	936	1,560	8,116

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M

Operating revenue
External revenue	718	149	57	180	202	—	—	1,306
Internal revenue	7	1	47	7	8	—	(70)	—

Total revenue	725	150	104	187	210	—	(70)	1,306
Segment result	344	28	10	6	(6)	(42)	—	340
Segment assets	3,162	837	513	470	965	2,654	(485)	8,116

Appendix 7 of Listing Rules.	Pr/1023_b	TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages)

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice	MARKO BOGOIEVSKI		Authority for event, e.g. Directors resolution		DIRECTORS’ RESOLUTION

Contact phone number	(04) 498 9293	Contact fax number	(04) 498 9430	Date	5 / 11 / 03

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether: Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable	☐

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether: Interim	☑	Full Year	☐	Special	☐

EXISTING securities affected by this event. If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZSE

Details of securities issued pursuant to this event.	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZSE

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g ☐ for ☐	☐	for	☐

Conversion, Maturity,Call Payable or Exercise Date	/ /	Tick if	Treatment of Fractions
	Enter N/A if not applicable	pari passu ☐ OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date strike price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.
	In dollars and cents	Source of Payment	RETAINED EARNINGS
Amount per	5.0 CENTS		Amount per security	$0.008824
Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Date Payable	12 / 12 / 03
Total monies	$95,800,807

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$ N/A	Resident Withholding Tax	$ NIL	Credits (Give Details) Imputation	$ 0.024627

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	28 / 11 / 03 AUST & NZ	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	12 / 12 / 03 AUST & NZ
	27 / 11 / 03 USA		19 / 12 / 03 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date: Commence Quoting Rights:		Security Code:
Cease Quoting Rights 5pm: Commence Quoting New Securities:		Security Code:
Cease Quoting Old Security 5pm: